UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Rollins, Inc.
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

775711 10 4
(CUSIP Number)

Stephen D. Fox
171 17th Street NW
Suite 2100
Atlanta, Georgia 30363-1031
(404) 873-8500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_______ September 30, 2020 and October 19, 2020
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775711 10 4	Page 2 of 23

1	Name of Reporting Person Estate of R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☐ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 486,688
8	Shared Voting Power 0
9	Sole Dispositive Power 486,688
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 486,688
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.1 percent
14	Type of Reporting Person IN

CUSIP No. 775711 10 4	Page 3 of 23

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 3,688,603
8	Shared Voting Power 165,631,907*
9	Sole Dispositive Power 3,688,603
10	Shared Dispositive Power 165,631,907*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,320,510*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 51.7 percent*
14	Type of Reporting Person IN

*
Includes the following shares of Company common stock: (a) 5,792,742 shares of the Company Common Stock held in a charitable trust of which he is a co-trustee and as to which he shares voting and investment power; (b) 147,754,511 shares held by LOR, Inc., a Georgia corporation, (Mr. Gary W. Rollins is an officer and director of LOR, Inc., and has a 50% voting interest in it.); (c) 496,642 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); (d) 51,482 shares held by LOR Investment Company, LLC, a Georgia limited liability company, (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC) (e) 6,154,399 shares held by Rollins Holding Company, Inc., a Georgia corporation (Mr. Gary W. Rollins is an officer and director of Rollins Holding Company, Inc., and has a 50% voting interest in it.), (f) 2,630,023 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC), (g) 1,490,541 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (h) 118,715 shares held by 1997 RRR Grandchildren’s Partnership, a Georgia general partnership, the partners of which are multiple trusts benefiting the grandchildren and more remote descendants of his brother, Mr. R. Randall Rollins (Mr. Gary W. Rollins is a trustee of each such trust), (i) 15 shares held by RFPS Investments I, L.P. (The general partner of RFPS Investments I, L.P. is LOR Investment Company, LLC); (j) 639,642 shares held by seven trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his brother, Mr. R. Randall Rollins; (k) one share held by a charitable lead trust (the “Charitable Lead Trust”); and (l) 486,688 shares currently held by the Estate of R. Randall Rollins, which shares are expected to be transferred within sixty days to the R. Randall Rollins 2012 Trust. (The trustee of each of the Rollins Family Trusts, the Charitable Lead Trust and the R. Randall Rollins 2012 Trust is a corporation over which Mr. Gary W. Rollins has the ability to assert control within sixty days.) It is expected that the R. Randall Rollins 2012 Trust will distribute its Company shares within sixty days of receipt. Also includes 16,506 shares of Company Common Stock held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 775711 10 4	Page 4 of 23

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,490,541
8	Shared Voting Power 0
9	Sole Dispositive Power 1,490,541
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,490,541
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11 0.5 percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 5 of 23

1	Name of Reporting Person RFPS Investments I, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 15
8	Shared Voting Power 0
9	Sole Dispositive Power 15
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person PN

CUSIP No. 775711 10 4	Page 6 of 23

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 147,754,511
8	Shared Voting Power 4,668,703*
9	Sole Dispositive Power 147,754,511
10	Shared Dispositive Power 4,668,703*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 152,423,214*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 46.5 percent*
14	Type of Reporting Person CO

*
Includes the following shares of Company common stock: (a) 1,490,541 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (b) 496,642 shares held by RFT Investment Company, LLC. (LOR, Inc. is the manager of RFT Investment Company, LLC); (c) 51,482 shares held by LOR Investment Company, LLC, a Georgia limited liability company, (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC); (d) 2,630,023 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the managing member of RCTLOR, LLC); and (e) 15 shares held by RFPS Investments I, L.P. (The general partner of RFPS Investments I, L.P. is LOR Investment Company, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 775711 10 4	Page 7 of 23

1	Name of Reporting Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 51,482
8	Shared Voting Power 15*
9	Sole Dispositive Power 51,482
10	Shared Dispositive Power 15*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,497*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 Percent
14	Type of Reporting Person OO

*  Includes 15 shares held by RFPS Investments I, L.P. The general partner of RFPS Investments I, L.P. is LOR Investment Company, LLC.

CUSIP No. 775711 10 4	Page 8 of 23

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 496,642
8	Shared Voting Power 0
9	Sole Dispositive Power 496,642
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 496,642
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.2 Percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 9 of 23

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 6,154,399
8	Shared Voting Power 0
9	Sole Dispositive Power 6,154,399
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,154,399
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.9 percent
14	Type of Reporting Person CO

CUSIP No. 775711 10 4	Page 10 of 23

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 2,630,023
8	Shared Voting Power 0
9	Sole Dispositive Power 2,630,023
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,630,023
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.8 percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 11 of 23

1	Name of Reporting Person 1997 RRR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 118,715
8	Shared Voting Power 0
9	Sole Dispositive Power 118,715
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 118,715
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person PN

CUSIP No. 775711 10 4	Page 12 of 23

1	Name of Reporting Person 2007 GWR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 213,188
8	Shared Voting Power 0
9	Sole Dispositive Power 213,188
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 213,188
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.1 percent
14	Type of Reporting Person PN

CUSIP No. 775711 10 4	Page 13 of 23

Item 1.
Security and Issuer

This Amendment No. 11 to Schedule 13D relates to the Common Stock, $1.00 par value, of Rollins, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993 and was amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 2, 2003, Amendment No. 4 filed on October 10, 2003, Amendment No. 5 filed on March 16 2004, Amendment No. 6 filed on January 28, 2009, Amendment No. 7 filed on January 12, 2010, Amendment No. 8 filed on November 15, 2010, Amendment No. 9 filed on July 2, 2020, and Amendment No. 10 filed on August 21, 2020 (collectively the “Schedule 13D, as amended”). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at:

2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

Item 2.
Identity and Background

1.
The Estate of R. Randall Rollins is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

2.
(a)            Gary W. Rollins is a reporting person filing this statement.

(b)
His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)
His principal occupation is Chairman and Chief Executive Officer of the Company, engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 775711 10 4	Page 14 of 23

3.
RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)
None.

(e)
None.

4.
RFPS Investments I, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

5.
LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

6.
LOR Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

7.
RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

CUSIP No. 775711 10 4	Page 15 of 23

8.
Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

9.
RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

10.
1997 RRR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)
None.

(e)
None.

11.
2007 GWR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)
None.

(e)
None.

12.
(a)   Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)
His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 775711 10 4	Page 16 of 23

13.
(a)   Amy R. Kreisler is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
Her principal occupation is Executive Director—The O. Wayne Rollins Foundation and The Ma-Ran Foundation (private charitable entities), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

14.
(a)   Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)
His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)
None.

(e)
None.

(f)
United States.

15.
(a)   Pamela R. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
Her principal occupation is as Board member for Young Harris College, and Board member of National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 775711 10 4	Page 17 of 23

16.
(a)   Timothy C. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
His principal occupation is Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

17.
Nine family trusts (the “1976 RRR Trusts”) are the general partners of 1997 RRR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Gary W. Rollins is a trustee of the 1976 RRR Trusts and exercises de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

18.
Four family trusts (the “1976 GWR Trusts”) are the general partners of 2007 GWR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 GWR Trusts are irrevocable trusts established by Gary W. Rollins for the benefit of his grandchildren and more remote descendants. The principal business address of the 1976 GWR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

19.
(a)   Donald P. Carson is a director and the Secretary and Treasurer of LOR, Inc., which is a reporting person filing this statement. He is also a director and the Secretary and Treasurer of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)
His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
His principal occupation is President, RFA Management Company, LLC, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 775711 10 4	Page 18 of 23

Item 3.
Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended for historical information. On August 11, 2020, a charitable trust of which Mr. Gary W. Rollins is a co-trustee and as to which he shares voting and investment power made a distribution of 74,028 shares of Company common stock to a charitable organization, and on October 1, 2020, it made a distribution of 931 shares to a charitable organization. On October 19, 2020, Mr. Gary Rollins ceased to be a trustee of the Ma-Ran Foundation, and as a result, ceased to beneficially own the 3,659,092 shares of Company common stock owned by it. In addition, on September 30, 2020, Mr. Gary W. Rollins declined to act as executor of the Estate of R. Randall Rollins, and as a result, would have ceased to beneficially own the 494,975 shares of Company common stock then owned by that Estate (the Estate currently owns 486,688 shares, after distributing 8,287 shares to an Estate beneficiary on October 1, 2020); however, it is expected that the remaining shares in the Estate will be transferred by the Estate within sixty days to the R. Randall Rollins 2012 Trust (The trustee of the R. Randall Rollins 2012 Trust is a corporation over which Mr. Gary W. Rollins has the ability to assert control within sixty days). It is expected that the R. Randall Rollins 2012 Trust will distribute its Company shares within sixty days of receipt. No consideration was or is expected to be paid or received in connection with any of these events. Mr. Gary Rollins generally receives annual grants of restricted stock from the Company as compensation for his services as an executive officer of the Company and periodically acquires shares of Company common stock through his retirement plan account and the Company’s employee stock purchase plan.

Item 4.
Purpose of Transaction

See the Schedule 13D, as amended.

Item 5.
Interest in Securities of the Issuer

(a)-(b) See the cover pages to this Amendment.

Mr. Thomas Claiborne does not beneficially own any shares of Company Common Stock.

Ms. Amy R. Kreisler beneficially owns 4,102,375 shares of Company Common Stock (1.3%), as to which she shares voting and dispositive power. She has sole voting and dispositive power with respect to 261,074 shares and shared voting and dispositive power with respect to 3,841,301 shares. These shares include 3,659,092 shares of Company Common Stock held in a charitable trust of which she is a co-trustee and the Executive Director. Also includes 62,702 shares held by the 2002 Amy R. Kreisler Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee. Also includes 86,491 shares of Company Common Stock held in two family trusts (the “JPR Trusts”) of which she is the sole trustee. Also includes 33,016 shares held by her spouse. Excludes 498,809 shares of Company Common Stock held indirectly through a family limited partnership of which Ms. Kreisler is a general partner. Also excludes 486,688 shares held by the Estate of R. Randall Rollins, as to which Ms. Kreisler is a co-executor.

Mr. Paul Morton beneficially owns 1,750 shares of Company Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Ms. Pamela R. Rollins beneficially owns 4,045,298 shares of Company Common Stock (1.2%). She has sole voting and dispositive power with respect to 323,504 shares, and shared voting and dispositive power with respect to 3,721,794 shares. These shares include 3,659,092 shares of Company Common Stock held in a charitable trust of which she is a co-trustee. Also includes 62,702 shares held by the 2002 Pamela R. Rollins Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee. Excludes 498,809 shares of Company Common Stock held indirectly through a family limited partnership of which Ms. Rollins is a general partner. Also excludes 486,688 shares held by the Estate of R. Randall Rollins, as to which Ms. Rollins is a co-executor.

Mr. Timothy C. Rollins beneficially owns 4,086,625 shares of Company Common Stock (1.2%). He has sole voting and dispositive power with respect to 260,200 shares, and shared voting and dispositive power with respect to 3,826,425 shares. These shares include 3,659,092 shares of Company Common Stock held in a charitable trust of which he is a co-trustee. Also includes 104,631 shares of Company Common Stock held by his spouse. Also includes 62,702 shares held by the 2002 Timothy C. Rollins Trust, as to which he currently has the power to designate the members of the Investment Committee of the trustee. Excludes 498,809 shares of Company Common Stock held indirectly through a family limited partnership of which Mr. Rollins is a general partner. Also excludes 486,688 shares held by the Estate of R. Randall Rollins, as to which Mr. Rollins is a co-executor.

CUSIP No. 775711 10 4	Page 19 of 23

The 1976 RRR Trusts beneficially own 118,715 shares of Company Common Stock (0.0%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 118,715 shares. These shares include 118,715 shares of Company Common Stock held by 1997 RRR Grandchildren’s Partnership.

The 1976 GWR Trusts beneficially own 213,188 shares of Company Common Stock (0.1%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 213,188 shares. These shares include 213,188 shares of Company Common Stock held by 2007 GWR Grandchildren’s Partnership.

Mr. Donald P. Carson beneficially owns 5,792,742 shares of Company Common Stock (1.8%). He has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 5,792,742 shares. These shares include 5,792,742 shares of Company Common Stock held in a charitable trust of which he is a co-trustee.

(c)
Other than as referenced in Item 3 above, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof.

(d)
None.

(e)
Because Mr. Gary W. Rollins declined to act as the executor of the Estate of Randall R. Rollins, the Estate is not a part of the group filing this Amendment and is not the beneficial owner of in excess of 5% of the Company’s common stock.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the Schedule 13D, as amended, for historical information. Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.
Material to be Filed as Exhibits

(A)
Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

See the Schedule 13D, as amended, for historical information.

CUSIP No. 775711 10 4	Page 20 of 23

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ Gary W. Rollins_________________________________                                                                                            Date: December 9, 2020
GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of
RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of
RFA MANAGEMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Class A Member of
LOR Investment Company, LLC, in its capacity as General Partner of
RFPS INVESTMENTS I, L.P., and

As President of LOR, Inc., in its capacity as Class A Member of
LOR INVESTMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of
RCTLOR, LLC, and

As President of
LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts,
each in its capacity as a General Partner of
1997 RRR GRANDCHILDREN’S PARTNERSHIP

CUSIP No. 775711 10 4	Page 21 of 23

2007 GWR GRANDCHILDREN’S PARTNERSHIP

    By:  /s/ Donald P. Carson_________________________________                                                                             Date: December 9, 2020
         Donald P. Carson, as co-trustee of the
         1976 GWR Trusts, each a General Partner

ESTATE OF R. RANDALL ROLLINS

  By:  /s/ Amy R. Kreisler_________________________________                                                                                Date: December 9, 2020
         Amy R. Kreisler, Co-Executor

CUSIP No. 775711 10 4	Page 22 of 23

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Rollins, Inc. is being filed on behalf of each of the undersigned.

/s/Gary W. Rollins________________________________                                                                                                  Date: December 9, 2020
GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of
RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of
RFA MANAGEMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Class A Member of
LOR Investment Company, LLC, in its capacity as General Partner of
RFPS INVESTMENTS I, L.P., and

As President of LOR, Inc., in its capacity as Class A Member of
LOR INVESTMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of
RCTLOR, LLC, and

As President of
LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts,
each in its capacity as a General Partner of
1997 RRR GRANDCHILDREN’S PARTNERSHIP

CUSIP No. 775711 10 4	Page 23 of 23

2007 GWR GRANDCHILDREN’S PARTNERSHIP

    By:  /s/ Donald P. Carson________________________________                                                                                         Date: December 9, 2020
         Donald P. Carson, as co-trustee of the
         1976 GWR Trusts, each a General Partner

ESTATE OF R. RANDALL ROLLINS

  By:  _/s/ Amy R. Kreisler_______________________________                                                                                            Date: December 9, 2020
         Amy R. Kreisler, Co-Executor